GRANTHAM, MAYO, VAN
OTTERLOO & CO. LLC


MEMORANDUM


To: 	Matthew Dunlap

From:	Judith Lyden

cc:	Andy Luu

Date:	April 26, 2016

Re:	GMO Trust - Item 77 Attachments -
Form N-SAR
	For Period September 1, 2015 through
February 29, 2016 (and current)



Item 7:

Fund Name Change
*	GMO SGM Major Markets (formerly
Systematic Global Macro Opportunity
Fund)

Fund Terminations
*	GMO Benchmark-Free Bond Fund,
effective  December 16, 2015
*	GMO Global Focused Equity Fund, to
be effective April 29, 2016

Item 77E:  Legal Proceedings
Series 15 - GMO Emerging Markets Fund
Indian regulators alleged in 2002 that the Fund violated some conditions under which it was granted permission to operate in India and have restricted some of the Fund's locally held assets pending resolution of the dispute. Although these locally held assets remain the property of the Fund, a portion of the assets are not permitted to be withdrawn from the Fund's local custodial account located in India. The amount of these restricted assets is small relative to the size of the Fund, representing approximately
0.078% of the Fund's total net assets as of February 29, 2016. The effect of this claim on the value of the restricted assets, and all matters relating to the Fund's response to these allegations, are subject to the supervision and control the Trust's Board of Trustees. Any costs in respect of this matter are being borne by the Fund.

GMO Emerging Country Debt Fund
In December 2005, the Fund entered into
litigation against the Government of Argentina
("Argentina") relating to Argentina's failure to make payments on sovereign debt held by the Fund. A judgment was awarded in the Fund's favor on September 24, 2007; however, the Fund's ability to collect on the judgment remains uncertain, and it is doubtful that the Fund would be able to transfer or sell the judgment without court consent for consideration approximating the Fund's valuation. In late May 2010, Argentina commenced a public debt exchange in which certain defaulted debts, including legal judgments on those debts, were eligible to be exchanged for then performing Argentina bonds. The eligible portion of the Fund's judgment was tendered in the debt exchange and the Fund received new bonds in June 2010. In
October 2014, the Fund filed supplemental claims requesting additional relief with respect to its existing judgment. As of February 29, 2016, the portion of the judgements still held by the Fund, which continued to be valued based on a broker quote and adjusted by a discount for liquidity and other considerations, represented
1.1% of the net assets of the Fund.

On March 8, 2016, following press reports of settlements in principle with other Argentine creditors, the Fund and the Government of Argentina signed a document (the "Conditional
Settlement Agreement") in which Argentina undertook to settle the Fund's claims, subject to satisfaction of specified conditions precedent, including the repeal of Argentina's "Lock Law" and the dissolution of injunctions issued by the United States District Court for the Southern
District of New York.  There can be no
assurance that all of the conditions precedent in the Conditional Settlement Agreement will be met, or that other events will not prevent payment to the Fund.

Item 77I:  Terms of new or amended
securities
No items to be updated at this time.

Item 77Q1:  Exhibits

Attached is the Amended and Restated
Declaration of Trust, dated March 9, 2016 which incorporates the fund name change above and the termination of GMO Benchmark
Free Bond Fund.

Item 81:  Joint Fidelity Bond
*	Yes  ($10M and a deductible of
$100K)



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